

10032600



RECEIVED
NOV 23 2010
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23351

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2009 (MM/DD/YY) AND ENDING 9/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUISHARES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 N. BEMISTON AVE
(No. and Street)

ST. LOUIS	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WAYNE HOFFMAN 314-889-0690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBINBROWN LLP
(Name – *if individual, state last, first, middle name*)

1 N. BRENTWOOD	ST. LOUIS	MO.	63105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD BALK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUISHARES CORPORATION, as of Sept. 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x Edward Balk
Signature

PRESIDENT
Title

Maggie Henning
Notary Public


MAGGIE HENNING
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Jan. 23, 2014
Commission # 09491572

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUISHARES CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2010

Contents



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Saint Louis, MO 63105

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Independent Auditors' Report

Board of Directors
Equishares Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Equishares Corporation (the Company) as of September 30, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

RubinBrown LLP

November 15, 2010

EQUISHARES CORPORATION

STATEMENT OF FINANCIAL CONDITION

Assets

	September 30, 2010	2009
Cash	**$ 124,104**	$ 126,806
Prepaid Income Taxes	**340**	340
	$ 124,444	$ 127,146

Liabilities And Stockholder's Equity

	2010	2009
Accrued Expenses	**$ 500**	$ 500
Stockholder's Equity		
Common stock:		
Authorized 30,000 shares of $1 par value; issued and outstanding 30,000 shares	**30,000**	30,000
Additional paid-in capital	**30,000**	30,000
Retained earnings	**63,944**	66,646
Total Stockholder's Equity	**123,944**	126,646
	$ 124,444	$ 127,146

See the accompanying notes to financial statements.

EQUISHARES CORPORATION

STATEMENT OF OPERATIONS

	For The Years Ended September 30,	
	2010	2009
Revenues	**$ —**	$ —
Expenses		
Regulatory fees and expenses	**1,620**	1,475
Taxes and licenses	**—**	340
Other operating expenses	**4,057**	3,613
Total Expenses	**5,677**	5,428
Loss From Operations	**(5,677)**	(5,428)
Other Income		
Interest income	**2,975**	3,186
Net Loss	**$ (2,702)**	$ (2,242)

See the accompanying notes to financial statements.

EQUISHARES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY
For The Years Ended September 30, 2010 And 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance - October 1, 2008	30,000	$ 30,000	$ 30,000	$ 68,888	$ 128,888
Net Loss	—	—	—	(2,242)	(2,242)
Balance - September 30, 2009	30,000	30,000	30,000	66,646	126,646
Net Loss	—	—	—	(2,702)	(2,702)
Balance - September 30, 2010	30,000	$ 30,000	$ 30,000	$ 63,944	$ 123,944

See the accompanying notes to financial statements.

EQUISHARES CORPORATION

STATEMENT OF CASH FLOWS

	For The Years Ended September 30,			
		2010		2009
Cash Flows From Operating Activities				
Net loss	$	(2,702)	$	(2,242)
Adjustments to reconcile net loss to net cash used in operating activities:				
Changes in assets and liabilities:				
Increase in accrued expenses		—		500
Net Cash Used In Operating Activities		(2,702)		(1,742)
Cash - Beginning Of Year		126,806		128,548
Cash - End Of Year	$	124,104	$	126,806

1. Summary Of Significant Accounting Policies

Accounting Basis

Equishares Corporation (the Company) uses the accrual basis of accounting.

Estimates And Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through November 15, 2010, the date which the financial statements were available for issue.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements.

On October 1, 2009, the Company adopted recently issued accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of a tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. The rules also provide guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, transition, and disclosure requirements for uncertain tax positions. The adoption of the new rules had no impact on the financial statements. The Company's federal and state tax returns for tax years 2006 and later remain subject to examination by taxing authorities.

2. Operations

The Company was incorporated on November 6, 1978 under the laws of the State of Missouri as a broker-dealer for real estate syndications.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010 and 2009, the Company had net capital of $123,604 and $126,306, which was $118,604 and $121,306 in excess of required net capital, respectively. The Company was also in compliance with the aggregate indebtedness ratio.

4. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the period.

5. Securities Investor Protection Corporation

The Company is a member of the Securities Investor Protection Corporation and has paid all annual fee assessments as required.



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One North Brentwood
Saint Louis, MO 63105

T 314.290.3300
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Independent Auditors' Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Equishares Corporation
St. Louis, Missouri

We have audited the accompanying financial statements of Equishares Corporation as of and for the years ended September 30, 2010 and 2009, and have issued our report thereon dated November 15, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RubinBrown LLP

November 15, 2010

an independent member of
BAKER TILLY
INTERNATIONAL

EQUISHARES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	September 30, 2010	2009
Net Capital		
Total stockholder's equity	$ 123,944	$ 126,646
Deduct:		
Stockholder's equity not allowable for net capital	—	—
Total stockholder's equity qualified for net capital	123,944	126,646
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	—	—
Other deductions or allowable credits	—	—
Total capital and allowable subordinated liabilities	123,944	126,646
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	340	340
Investments	—	—
Other deductions and/or charges	—	—
Net capital before haircuts on securities positions	123,604	126,306
Haircuts on securities	—	—
Net Capital	$ 123,604	$ 126,306
Aggregate Indebtedness		
Liabilities from balance sheet	$ 500	$ 500
Computation Of Basic Net Capital Requirement		
Minimum net capital required	$ 33	$ 33
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above)	$ 5,000	$ 5,000
Excess net capital	$ 118,604	$ 121,306
Excess net capital at 1000%	$ 123,554	$ 126,256
Ratio of aggregate indebtedness to net capital	.0001 to 1	.0001 to 1

Reconciliation With Company's Computation

There are no material differences between the Company's computation and the computation above.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
September 30, 2010 And 2009

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities.

Therefore, the schedules of "Computation For Determination Of Reserve Requirements Under Rule 15c3-3" and "Information For Possession Or Control Requirements Under Rule 15c3-3" are inapplicable.

RubinBrown®

RubinBrown LLP
Certified Public Accountants & Business Consultants

One North Brentwood
Saint Louis, MO 63105

T 314.290.3300
F 314.290.3400

W rubinbrown.com
E info@rubinbrown.com

Independent Auditors' Report On Internal Control

Board of Directors
Equishares Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements of Equishares Corporation (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

an independent member of
BAKER TILLY
INTERNATIONAL

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination or control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

RubinBrown LLP

November 15, 2010



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